December 14, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Cara Wirth

Re:	Cerberus Cyber Sentinel Corporation
Registration Statement on Form S-1
Filed December 14, 2021

Acceleration Request

Requested Date: December 16, 2021
Requested Time: 5:25 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cerberus Cyber Sentinel Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes David R. Earhart of Gray Reed & McGraw LLP, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to David R. Earhart of Gray Reed & McGraw LLP, at (469) 320-6041. Please direct any questions or comments regarding this acceleration request to David R. Earhart.

Sincerely,

Cerberus Cyber Sentinel Corporation

By:	/s/ David G. Jemmett
David G. Jemmett
Chief Executive Officer

cc:	David R. Earhart
Gray Reed & McGraw LLP